NEWS RELEASE 07-47	Oct. 3, 2007

FRONTEER’S AURORA FURTHER EXPANDS JACQUES LAKE URANIUM DEPOSIT

Fronteer Development Group Inc. ("Fronteer") (FRG -- TSX/AMEX) is pleased to report that Aurora Energy Resources Inc. (“Aurora” or “the Company”) (AXU - TSX), ), in which Fronteer holds a 46.8% interest, has announced that five new drill holes at the Company’s 100%-owned Jacques Lake Deposit (“Jacques Lake”) in Coastal Labrador have all intersected uranium mineralization, expanding the size of the Jacques Lake Deposit along strike by 50 metres and more than 150 metres down-plunge.

Mineralization at Jacques Lake starts at surface and has been traced to a depth of 365 metres. The deposit has a drilled strike length of over 650 metres and remains open for further expansion to the southwest and at depth.

New drilling highlights include:

  0.13% U3O8 over 36.5 metres in drill hole JL07-066

  0.16% U3O8 over 12.00 metres, including 0.27% U3O8 over 4.00 metres at in drill hole JL07-070

  0.11% U3O8 over 12.00 metres and 0.12% U3O8, over 3.31 metres in drill hole JL07-065

“The Jacques Lake Deposit continues to develop with encouraging grades and with enhanced prospects for further expansion. Jacques Lake is a significant deposit in its own right and when combined with the nearby Michelin Project, forms one of the largest hard rock uranium resources in the world -- with the potential for long-term local benefits,” said Ian Cunningham-Dunlop, VP Exploration for Aurora.

Detailed drilling results are as follows:

Hole_ID	from - m	to - m	Interval - m	%U3O8
JL07-065 and	119.00 281.00	131.00 284.31	12.00 3.31	0.11 0.12
JL07-066	370.00	406.50	36.50	0.13
JL07-067	199.50	206.00	6.50	0.05
JL07-069	306.50	307.50	1.00	0.05
JL07-070 incl	403.00 408.00	415.00 412.00	12.00 4.00	0.16 0.27

The orientation of the mineralized zones at Jacques Lake is interpreted to be steeply southeast dipping and stated widths are approximately 80-90% of true widths.

For a view of the long section at Jacques Lake, please use the following link: http://www.aurora-energy.ca/files/JacquesLake01-10.jpg

DRILLING PROGRAM

Drilling continues at Jacques Lake as part of a larger overall regional drilling program, which includes drilling at the Michelin Deposit, the Aurora Corridor, the Inda Lake Trend and numerous other targets. The program is aiming for 75,000 metres of drilling this year, with a budget of C$21 million. Aurora is planning to operate year-round exploration with two fully winterized camps. The current exploration program will continue until the end of the year, which will then be followed by a winter campaign of extensive in-fill and delineation drilling. The remainder of the 2007 drill program at Jacques Lake will focus on expanding the deposit at depth and along strike.

JACQUES LAKE RESOURCE

Based on 2006 drilling results, the Jacques Lake deposit contains 5.4million pounds U3O8 indicated and 5.0 million pounds U3O8 inferred (see News Release of February 13, 2007).

An updated resource statement for Jacques Lake will be forthcoming in January 2008 pending further drilling results.

LIQUIDITY

Fronteer is not invested in any short term commercial paper or asset-backed securities. The Company has approximately C$100 million in cash that is fully liquid and held with a large commercial bank.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has no debt and holds approximately a 46.8% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, President and CEO

Glen Edwards, Media Relations

PH) 604-632-4677 or Toll Free 1-877-632-4677

Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P. Eng, Exploration Vice-President for Aurora Energy Resources Inc., who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario. The Independent Qualified Person responsible for the current resource estimates for the Michelin and Jacques Lake Uranium Deposits is Gary Giroux, P. Eng. Of Giroux Consultants Ltd. and a Technical Report prepared to NI43-101 requirements is available for viewing on SEDAR at www.sedar.com.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, future plans for resource estimation and exploration involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and copper, economic and political stability in Turkey, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.